March 24, 2020

Yimeng Shi
Chief Financial Officer
uCloudlink Group Inc.
Room 2118-2119, 21/F, One Pacific Centre
414 Kwun Tong Road, Kwun Ton
Kowloon, Hong Kong

       Re: uCloudlink Group Inc.
           Amendment No. 6 to
           Draft Registration Statement on Form F-1
           Submitted March 13, 2020
           CIK No. 0001775898

Dear Mr. Shi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Notes to the Consolidated Financial Statements
12. Cash and cash equivalents and short-term deposit, page F-40

1. Regarding the table on page F-41, please explain to us why the US$ equivalent of 11,795 as of December 31, 2019 does not equal the corresponding US$ original currency amount.
 Yimeng Shi
uCloudlink Group Inc.
March 24, 2020
Page 2
Commitments and Contingencies, page F-47

2. We note your updated disclosure regarding the complaint filed by SIMO Holdings Inc.
      You describe an adverse ruling from the Court with amended damages of US $8.2 million. In addition, you disclosed that you have deposited the damages in an escrow account in January 2020 while you appeal the ruling. To help us better understand your disclosure, tell us how much of these damages were accrued in your 2019 financial statements. The last sentence in your contingencies footnote appears to indicate that you presently have no accruals for any of the legal matters disclosed. If this is true for the
      SIMO Holdings Inc. matter, please explain why the loss is not probable or estimable.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Assistant Director, at
(202) 551-
3815 with any other questions.



                                                           Sincerely,
FirstName LastNameYimeng Shi
                                                           Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                           Office of Technology
March 24, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName